UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13A or 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: October 2004	File No.: 0-1222108

PMI VENTURES LTD.
(Translation of Registrant's Name into English)

511 – 475 Howe Street, Vancouver, BC Canada V6C 2B3
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F:
Form 20F  ☒  Form 40F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐  No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b): 82 - _____________.

SUBMITTED HEREWITH

Exhibits

99.1	Press Release dated October 1, 2004 announcing the appointment of SRK consulting (Canada) Inc.

99.2	Press Release dated October 6, 2004 announcing a non-brokered $500,000 private placement of units at $0.20 per unit.

99.3	Press Release dated October 25, 2004 announcing the increase in the private placement announced on October 6 from $500,000 to $649,000.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PMI VENTURES LTD.

Date: October 29, 2004	/s/ Douglas R. MacQuarrie"
Chief Executive Officer